

September 6, 2013

<u>Via Email</u>
Mr. Dennis F. Riordin
Executive Vice President
TreeHouse Foods, Inc.
2021 Spring Road, Suite 600
Oak Brook, IL 60523

> **Re:     TreeHouse Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 21, 2013**
> **Response Letter dated August 9, 2013**
> **File No. 1-32504**

Dear Mr. Riordin:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Quantitative and Qualitative Disclosures About Market Risk, page 41</u>

1.     We have reviewed your response to prior comment one and note your conclusion that commodity related derivative contracts presented in Note 18 were not material.  It is not clear, however, how you have considered your other instruments.  Please explain to us why you have not provided disclosure pursuant to Item 305(a)(1) of Regulation S-K for your derivative contracts identified as qualifying for the scope exception, your purchase orders, and your various short and long term supply arrangements.  If you believe that any of these instruments do not fit within the definition of "market rate sensitive instruments," please explain the basis for your view.  We suggest that you refer to the "general instructions to paragraphs 305(a) and 305(b)" for guidance related to the

        definition of market rate sensitive instruments.  As applicable, you may also need to provide the disclosures required by Item 305(a)(2) of Regulation S-K.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

                        Sincerely,

                        /s/ Karl Hiller

                        Karl Hiller
                        Branch Chief